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                                                                   EXHIBIT 16(b)

[LETTERHEAD OF DELOITTE & TOUCHE]

     October 12, 1999


     Securities and Exchange Commission
     Mail Stop 11-3
     450 Fifth Street, N.W.
     Washington D.C. 20549

     Dear Ladies and Gentlemen:

     We have read the comments in Item 4 of ERLY Industries, Inc.'s (ERLY") Form 8-K/A dated October 11, 1999, and advise as follows:

     Deloitte & Touche LLP ("Deloitte") agrees with the first and fifth sentences of the first paragraph of item 4.

     With respect to the second, third and fourth sentences of the first paragraph of Item 4, we agree that there appears to be a disagreement between Deloitte and ERLY as to the timing and circumstances of the cessation of the client-auditor relationship. As indicated in our letter to the Securities and Exchange Commission dated September 14, 1999, Deloitte had no knowledge that ERLY had terminated Deloitte as their independent auditors prior to our receipt of a copy of the Form 8-K/A dated September 1, 1999 from legal counsel for ERLY on September 2, 1999. On September 14, 1999, and in response to receipt of such Form 8-K/A, Deloitte advised ERLY that the client-auditor relationship between Deloitte and ERLY had ceased.

     We agree with the comments in the first, second and fourth sentences of the second paragraph of Item 4. We have no basis to agree or disagree with the comments in the third sentence of the second paragraph.

     We agree with the comment in the first sentence of the third paragraph of
     Item 4. We have no basis to agree or disagree with the comments in the second sentence of the third paragraph. We have no basis to agree or disagree with the comments contained in the fourth paragraph of Item 4.


     Yours truly,

     /s/ Deloitte & Touche LLP